Correspondence

December 17, 2014

VIA EDGAR

Laura Nicholson, Esq.
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

dbabiarz@duffordbrown.com
RE:	PetroShare Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 5, 2014
SEC File No. 333-198881

Dear Ms. Nicholson:

Our client, PetroShare Corp. (the “Company”), has filed today Amendment No. 2 to its registration statement on Form S-1, File No. 333-198881 (“Amendment”). Among other changes, the Amendment (i) includes updated interim financial statements at September 30, 2014 and for the periods then-ended and (ii) discusses recent developments in the Company’ business.  The Amendment also contains changes to the prospectus responsive to the comments of the staff contained in its letter of November 24, 2014.

The following narrative responds to each comment contained in the staff’s letter:

Prospectus Cover Page

1.  Please be advised that the Company has amended its registration statement to include the registration of broker warrants. Please note the revised number of shares to be registered under the Calculation of Registration Fee and the additional disclosure about the broker warrants under the Plan of Distribution.

2.  Please be advised that the over-subscription option is an option by the Company to sell 600,000 additional shares if, but only if, the original offering of 4,000,000 shares is sold in its entirety and if the Company has received, or believes that it can obtain, subscriptions in excess of the 4,000,000 shares previously sold.

Laura Nicholson, Esq.
Division of Corporation Finance
Securities & Exchange Commission
December 17, 2014

Please also note that the prospectus has been revised, including on the Cover and in the Plan of Distribution, to describe this option in more detail.

3. Please be advised that no underwriters have been retained by the Company and therefore, no underwriting arrangements have been agreed or discussed. The description in the prospectus regarding the potential underwriting terms and conditions is based on expectations about what those terms might be. Any material deviations from those terms and conditions would be described in a prospectus supplement or post-effective amendment to the registration statement, as appropriate.

With the changes included in the Amendment, the Company believes that the registration statement is complete and accurate and requests that the staff consent to the filing thereof. Further, the Company requests that the staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously.

Please direct any questions regarding the Company’s response or the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/S/ David J. Babiarz

David J. Babiarz

DJB:kac
cc:        Stephen J. Foley, PetroShare Corp.
Edward Schenkein, CPA, StarkSchenkein LLP
Paul Maniscalco, SJM Accounting, Inc.